04045926

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
November 1, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since October 2, 2004 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By *Tadaaki Sugiyama*
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

dlw 11/5

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE October 2, 2004

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated October 20, 2004 (Attached hereto as Exhibit A-1)

(2) Press release dated October 21, 2004 (Attached hereto as Exhibit A-2)

B. JAPANESE LANGUAGE DOCUMENTS

Report on the Acquisition of Treasury Shares dated: October 12, 2004

(A brief description in English is set forth in Annex B)

ANNEX B

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since September 1, 2004 include the following information:

i. September 30– On June 29, 2004, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.5 % of its issued shares of common stock, for up to ¥50,000,000,000. In September 2004, Kao repurchased pursuant to that resolution a total of 5,584,000 shares for ¥14,998,620,000. As of September 30, 2004, Kao had issued 574,443,701 shares of common stock, and held 18,715,735 of them.

Exhibit A-1

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

October 20, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From October 1, 2004 to October 20, 2004
2) Number of purchased shares:	1,680,000 shares
3) Total cost of purchases:	4,249,405,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on September 22, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 6,000,000 shares
-Total cost of purchases:	Up to 15,000,000,000 yen
-Period during which purchases will be made:	From October 1, 2004 to December 15, 2004

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of October 20, 2004:

1,680,000 shares
4,249,405,000 yen

2) Information regarding resolution made at the 98th Annual General Meeting of Shareholders held on June 29, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 29, 2004,the date of the 98th Annual General Meeting of Shareholders:

7,264,000 shares
19,248,025,000 yen

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

News Release **October 21, 2004**

Kao Corporation Reports Business Results

Tokyo, October 21, 2004 — Kao Corporation today announced its consolidated and non-consolidated business results for the six months ended September 30, 2004. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.
Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ended September 30				Fiscal 2003, ended March 31, 2004
	2004	2003	Change	**2004**	
	Yen		%	U.S. dollars	Yen
Net sales	**¥469,039**	¥446,989	4.9	**$4,223.7**	¥902,627
Operating income	**62,464**	60,579	3.1	**562.5**	119,705
Ordinary income	**64,620**	61,993	4.2	**581.9**	122,651
Net income	**37,761**	31,944	18.2	**340.0**	65,358
Total assets	**712,918**	708,574	0.6	**6,419.8**	723,891
Total shareholders' equity	**450,018**	408,783	10.1	**4,052.4**	427,756
Shareholders' equity/total assets	**63.1%**	57.7%	-	-	59.1%
Per share (yen/US$):					
Net income	**68.51**	57.87	18.4	**0.62**	119.06
Net income, diluted	**67.01**	55.42	20.9	**0.60**	113.98
Shareholders' equity	**812.63**	752.07	8.1	**7.32**	782.14
Weighted average number of shares outstanding (in thousands)	**551,170**	551,994	-	-	547,865
Net cash provided by operating activities	**59,130**	52,011	-	**532.5**	117,928
Net cash used in investing activities	**(31,030)**	(13,527)	-	**(279.4)**	(37,348)
Net cash used in financing activities	**(48,496)**	(41,910)	-	**(436.7)**	(49,323)
Cash and cash equivalents, end of term	**85,907**	75,491	-	**773.6**	107,151

Notes:

1. *Changes in consolidation and scope of application for equity method: excluded consolidated companies are three and excluded under equity method is one.*
2. *Starting from this interim period, asset-impairment accounting is adopted.*
3. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods.*
4. *U.S. dollar amounts represent translations using the approximate exchange rate on September 30, 2004, of yen 111.05=US$1, and are included solely for the convenience of readers.*
5. *Yen amounts are rounded down to the nearest million.*

Forecast of Consolidated Results for the Fiscal Year Ending March 31, 2005

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2005	
	Yen	U.S. dollars
Net sales	¥935,000	$8,419.6
Operating income	123,000	1,107.6
Ordinary income	125,000	1,125.6
Net income	72,000	648.4
Net income per share (yen/US$)	130.64	1.18

Note: Net income per share is computed based on the weighted average number of shares outstanding during the fiscal year.

Consolidated Segment Information by Industry (Unaudited)

Billions of Yen

Six months ended September 30	SALES 2004	SALES 2003	% change	% change Like-for-like	OPERATING INCOME 2004	OPERATING INCOME 2003	Incr./(Dcr.)
Consumer Products	**346.5**	332.2	4.3	5.7	**47.7**	46.9	0.7
Prestige Cosmetics	**39.3**	38.3	2.6	2.7	**4.3**	4.0	0.2
Chemical Products	**96.5**	89.9	7.4	10.1	**10.2**	9.4	0.8
Corporate/Eliminations	**(13.4)**	(13.5)	-	-	**0.0**	0.1	(0.0)

Millions of U.S. Dollars

Six months ended September 30	SALES 2004	SALES 2003	% change	% change Like-for-like	OPERATING INCOME 2004	OPERATING INCOME 2003	Incr./(Dcr.)
Consumer Products	**3,121.0**	2,992.0	4.3	5.7	**430.1**	422.9	7.2
Prestige Cosmetics	**354.2**	345.3	2.6	2.7	**39.2**	36.7	2.5
Chemical Products	**869.8**	809.9	7.4	10.1	**92.4**	84.9	7.5
Corporate/Eliminations	**(121.4)**	(122.1)	-	-	0.9	1.0	(0.1)

Consolidated Geographic Segment Information (Unaudited)

Billions of Yen

Six months ended September 30	SALES 2004	SALES 2003	% change	% change Like-for-like	OPERATING INCOME 2004	OPERATING INCOME 2003	Incr./(Dcr.)
Japan	**352.9**	331.7	6.4	6.4	**55.9**	54.3	1.5
Asia/Oceania	**50.3**	52.0	(3.4)	4.2	**1.5**	2.2	(0.7)
North America	**40.9**	40.3	1.6	12.2	**2.7**	3.1	(0.4)
Europe	**46.2**	41.4	11.4	11.4	**2.3**	1.0	1.3
Corporate/Eliminations	**(21.4)**	(18.6)	-	-	**(0.0)**	(0.1)	0.1

Millions of U.S. Dollars

Six months ended September 30	SALES 2004	SALES 2003	% change	% change Like-for-like	OPERATING INCOME 2004	OPERATING INCOME 2003	Incr./(Dcr.)
Japan	**3,178.5**	2,987.1	6.4	6.4	**503.6**	489.5	14.1
Asia/Oceania	**453.1**	469.1	(3.4)	4.2	**13.8**	20.4	(6.6)
North America	**368.8**	362.9	1.6	12.2	**24.3**	28.0	(3.7)
Europe	**416.3**	373.6	11.4	11.4	**20.8**	9.0	11.8
Corporate/Eliminations	**(193.0)**	(167.6)	-	-	**(0.0)**	(1.4)	1.4

Notes:

1. U.S. dollar amounts represent translations using the approximate exchange rate on September 30, 2004, of yen 111.05=US$1, and are included solely for the convenience of readers.

2. Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into Japanese yen.

Non-consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ended September 30				Fiscal 2003, ended March 31, 2004
	2004	2003	Change	**2004**	
	Yen		%	U.S. dollars	Yen
Net sales	**¥348,807**	¥328,016	6.3	**$3,141.0**	¥665,914
Operating income	**51,282**	50,303	1.9	**461.8**	98,379
Ordinary income	**54,745**	54,025	1.3	**493.0**	105,410
Net income	**34,006**	31,351	8.5	**306.2**	61,041
Total assets	**629,319**	602,433	4.5	**5,667.0**	630,900
Total shareholders' equity	**442,646**	397,336	11.4	**3,986.0**	423,762
Shareholders' equity/total assets	**70.3%**	66.0%	-	-	67.2%
Per share (yen/US$):					
Net income	**61.70**	56.78	8.7	**0.56**	111.19
Cash dividends	**19.00**	16.00	18.8	**0.17**	32.00
Shareholders' equity	**799.32**	731.01	9.3	**7.20**	774.86
Weighted average number of shares outstanding (in thousands)	**551,170**	552,137	-	-	547,937

Notes:
1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on September 30, 2004, of yen 111.05=US$1, and are included solely for the convenience of readers.*
3. *Yen amounts are rounded down to the nearest million.*

Forecast of Non-consolidated Results for the Fiscal Year Ending March 31, 2004

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2005	
	Yen	U.S. dollars
Net sales	¥685,000	$6,168.4
Operating income	101,000	909.5
Ordinary income	105,000	945.5
Net income	64,000	576.3
Net income per share (yen/US$)	116.12	1.05
Cash dividends per share (yen/US$)	38.00	0.34

Note: Net income per share is computed based on the weighted average number of shares outstanding during the fiscal year.

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

Management Policies

1. Basic Management Policies

Kao's mission is to strive for the wholehearted satisfaction and enrichment of the lives of people globally through the Company's core domains of cleanliness, beauty, health and chemicals. Fully committed to this mission, all members of the Kao Group work together with passion to provide products and brands of excellent value created from the perspective of consumers and customers to share joy with them.

In each of its markets, Kao aims to be a global group of companies that is closest to the consumers and customers in each market. In addition to earning the trust and support of its shareholders and all other stakeholders, Kao seeks to contribute to the continual development of society by consistently augmenting its corporate value based on profitable growth.

2. Basic Policies Regarding Distribution of Profits

In its dividends to shareholders, Kao seeks to pay per-share dividends of approximately 30% of consolidated net income. The Company's basic policy is to increase per-share profit each year to achieve continuous increase in per-share dividends. In accordance with this policy, the Company will increase dividends for this interim period by 3 yen compared with the interim period in the previous year to 19 yen per share. Assuming the achievement of profit forecasts for the full fiscal year, Kao plans to increase total dividends for the year by 6 yen compared with the previous year to 38 yen per share.

In its use of free cash flow, the Company strives to increase future corporate value, primarily through investment for further expansion of existing core businesses and development of new businesses, and through acquisitions. The Company also uses free cash flow to undertake share repurchases in a flexible manner to increase returns to shareholders, keeping investment efficiency from a long-term perspective uppermost in mind.

During the interim period ended September 30, 2004, the Company repurchased the 9.7 million shares remaining within the limit approved at the General Meeting of Shareholders held on June 27, 2003, at a cost of 25.0 billion yen, and 5.6 million shares toward the limit approved at the General Meeting of Shareholders held on June 29, 2004 (20 million shares, 50 billion yen), at a cost of 15.0 billion yen. On May 14, 2004, the Company retired 25 million shares of treasury stock it had held.

3. Policy Concerning Number of Shares Constituting One Unit Share

Kao is aware of the need for a large number of investors to participate in the trading of its shares and for the sufficient liquidity of its shares, for them to be traded at appropriate price levels. In terms of liquidity, Kao's shares rank highly among shares traded on the First Section of the Tokyo Stock Exchange. The number of individual shareholders fell below 40,000 as of the end of March 2001 but increased to approximately 48,000 as of the end of March 2004 and totaled approximately 44,000 as of the end of the interim period on September 30, 2004. The Company will observe market trends and demands, and will continue to consider whether or not reducing the number of shares constituting one unit share would be in the best interests of shareholders and cost effective.

4. Management Measure Used as a Target

EVA (Economic Value Added),* which is used to measure true profit by including the cost of invested capital as a factor, is Kao's principal management measure. The Company links continuing growth of EVA to expansion of corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well. Kao views EVA growth as a primary focus of management activity. This measurement is also utilized in determining the direction of long-term management strategies, for evaluation of acquisitions and capital investments, for assessment of specific businesses, and in developing performance targets for each fiscal year. To build motivation, levels of achievement of targeted year-on-year improvement in EVA are a factor in determining bonuses for directors and employees.

**EVA is a registered trademark of Stern Stewart & Co.*

5. Medium- and Long-Term Management Strategies

By positioning consumer products, prestige cosmetics and chemical products as its core business areas, Kao will emphasize research and development to make high-quality, innovative products geared to consumers and customers and share joy with them. Kao also aims to be a competitive company that pursues profitable growth. Through the creation of high-quality, innovative products, the Company intends to strengthen its powerful brands to improve its performance in existing businesses, and it will continue to invest management resources into the development of new products designed to create new markets. By expanding its core business platforms, Kao will strive for further development in new business fields such as health care (functional food). Overseas, Kao assigns the highest priority to business expansion in Asia, a growth market, with a particular focus on China, while at the same time pursuing business expansion primarily in the premium beauty care business in North America and Europe. In the chemical products business, Kao pursues business expansion in global markets with products including fatty alcohols, surfactants, aroma chemicals and information materials.

The Company will consider further acquisitions and strategic business alliances to achieve synergies between its existing businesses and new businesses, brands or new partners' and its own strengths in the area of research and product development. In addition, Kao will continue management reform efforts and rebuilding of its business models.

The Company will also continue to aggressively reduce operating costs, take steps to raise work efficiency, and strive to achieve sustained EVA growth. In addition, to be a competitive company that can achieve profitable growth, Kao will continue working to improve and enhance its distinguishing qualities, including enhancement of corporate governance, activation of human resources, and improvement of the Company's social value. Among these, the Company recognizes that its corporate social responsibility (CSR) activities are a driving force in promoting Kao as a globally competitive and respected company, and established a CSR Committee in July 2004 to further reinforce its activities to date. Furthermore, the Company has revised its corporate philosophy, which forms the basis of corporate activities, from a global point of view as "The Kao Way," which sets forth the Company's unique corporate culture and spirit. All Kao Group employees share both "The Kao Way" and the "Kao's Business Conduct Guidelines," which were revised in April 2003.

6. Issues for Management

The operating environment is becoming increasingly difficult, and dramatic changes are expected. In times such as these, the Company's first task is to further strengthen its existing businesses. Particularly for core products in the field of toiletries, Kao will aim to expand its market share by deploying the brand power built over many years through the launch of new products with higher added value and strategic, focused investment in management resources. In existing businesses, Kao will develop products that have new functions, but will further boost growth by exploring and building new businesses. In the Health Care (functional food) business it has steadily cultivated over the last several years, Kao has further strengthened its research and development structure with the completion of a new research facility, and expanded production capacity in summer 2004. In addition, as significant growth is not expected in the domestic market, expanding and strengthening overseas business is increasingly important, and Kao is therefore moving forward with the construction of new manufacturing plants outside Japan. At the same time, Kao will work to strengthen its overseas business by deploying the capabilities of the Kao Group companies to learn from local markets and consumers.

7. Basic Position on Corporate Governance and its Implementation

Kao's basic corporate governance policy is to develop a suitable managerial organization and system, and to take the necessary measures to realize the Company's basic management policies in order to achieve continuous increases in corporate value through profitable growth. The Company considers corporate governance to be one of its most important managerial tasks.

In its conventional framework of directors and corporate auditors, the Company introduced the executive officer system in 2002. In its current management system, the Company has 15 directors (including 2 outside directors), 21 executive officers (including 12 who serve concurrently as directors), and 4 corporate auditors (including 2 outside corporate auditors). At the General Meeting of Shareholders held in June 2003, the Company established a system to promote the separation of supervision and execution by attaching the title of executive officer rather than director to the titles of the president, senior executive vice presidents, and executive vice presidents, and by making the chairman the "Chairman of the Board of Directors" rather than an executive officer. After the General Meeting of Shareholders held on June 29, 2004, the chairman was appointed as Chairman of the Board of Directors without representative rights.

The Company will give ongoing consideration as to whether it should become a "Company with three committees" as defined by the Commercial Code, as it believes it is a management issue of great importance. However, the Company has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to those of the committees in a "Company with three committees." In the "Compensation Advisory Committee," the Company's representative directors obtain the opinions of outside directors with respect to the compensation system for the directors and executive officers and its level. The current compensation system and level of compensation for directors and executive officers have already been examined by outside directors and were evaluated as appropriate. The "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President" consists exclusively of all outside directors and all outside corporate auditors. This committee will examine the nominees prior to the election or re-election of the chairman

of the board and/or the president and will submit its evaluation of the nominees' qualifications to the board of directors.

Issues regarding the Company's compensation system for directors have included introducing a stock option plan, clarifying the performance-linked bonus system based on EVA, and abolishing the provision for retirement allowances for directors and corporate auditors.

In addition, the Company has established a "Compliance Committee" for the promotion of ethical corporate conduct and compliance with laws and regulations, and has routinely implemented activities for securing compliance with laws and regulations, fairness, and ethics.

The Company's corporate governance structure is shown in the following diagram.


Shareholders Meeting
Independent Auditors
Board of Corporate Auditors
Internal Corporate Auditors
Outside Corporate Auditors
Audit
Board of Directors
Chairman of the Board
Internal Directors
Outside Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President (Outside Directors / Outside Corporate Auditors)
Compensation Advisory Committee (Representative Directors / Outside Directors)
Outside Lawyers
Supervision
Audit
Corporate Audit Services
Compliance Committee
Consultation on Compliance
Internal Coordinator
External Coordinator
Management Committee
"Keiei-Kaigi"
Executive Officers
President
Senior Executive Vice President
Executive Vice President
Accounting & Finance/Risk Management/Legal & Compliance
Other Business Divisions
Affiliates
Board of Corporate Auditors
Certified Public Accountants
(Conference by Corporate Auditors of Domestic Group Companies)

One of Kao's two outside directors, Mr. Akishige Okada, is Chairman of the Board of Sumitomo Mitsui Banking Corporation. Transactions such as regular banking transactions, loans and guarantees take place between the Company, its affiliates and Sumitomo Mitsui Financial Group affiliates. Kao's other outside director, Ms. Sakie T. Fukushima, is Representative Director and Regional Managing Director-Japan of Korn/Ferry International, and its affiliates provide recruiting services to the Company. All of the aforementioned are typical transactions among such companies, and the outside directors have no direct personal interest in the Company.

There are no transactions between outside corporate auditors and the Company. Moreover, the independent auditors that audit the Company's accounts and their employees involved in the auditing

process have no direct personal interest in the Company. The independent auditors voluntarily ensure that any of their employees who become involved in auditing Kao will not be involved in the audit for more than a certain period of time. The Company and the independent auditors enter into a contract for the audit and the Company pays a fee to them based on the contract.

In addition to the aforementioned "Compliance Committee," the Company has also established the "Corporate Audit Services Department," which is responsible for the Company's internal audit on the appropriateness of daily business operations, and validity and efficiency of the management, including the Company's affiliates in Japan and abroad. Besides this, a number of important companies have assigned audits of their accounting to outside accounting firms. Furthermore, corporate auditors of the Company and its related domestic companies have periodic meetings to exchange information concerning audit practices and procedures. The Company also seeks counsel and advice as necessary from outside experts such as lawyers with regard to management and business operations for managerial decision-making.

Consolidated Business Results and Financial Condition

1. Interim Period Business Results

(1) Summary of Interim Period Business Results

In the interim period ended September 30, 2004, the Japanese economy maintained a recovery footing, supported by a moderate increase in consumer spending, improvement in corporate earnings and growth in capital investment. Overseas economic trends were favorable, particularly in the United States and Asia. However, uncertainty remains about the future outlook due to factors such as growing concerns about an economic slowdown domestically and overseas resulting from a sharp rise in the price of crude oil, as well as domestic pension issues. In this environment, Kao launched and promoted products that offer added value at attractive prices.

Net sales increased 22.0 billion yen to 469.0 billion yen, a 4.9 % increase over the same period in the previous fiscal year. Actual overseas sales grew by 6.5%, excluding the currency translation effect of negative 6.9 billion yen due to the stronger yen. Sales in Japan rose by 6.4%. In the consumer products business, Kao expanded sales by launching new high-value-added products and nurturing them with aggressive marketing activities in response to the effect of declining sales prices due to stronger competition. In the chemical products business, sales were favorable, reflecting the effect of the domestic economic recovery and expanding sales of newly developed products. Consumer product sales in Asia declined as a result of fierce market competition, but the consumer products business in North America and Europe and the chemical products business grew steadily, resulting in a 2.7% increase in overseas sales.

Cost of sales increased to 198.8 billion yen from 187.3 billion yen in the same period of the previous fiscal year, along with the increase in net sales. As a percentage of net sales, cost of sales increased 0.5 percentage points to 42.4%. Market launches of new high-value-added products and a continuing focus on cost-cutting activities could not cover lower market prices and higher costs of raw materials such as natural oils and fats and petrochemical products.

Selling, general and administrative (SG&A) expenses increased 4.4%, or 8.6 billion yen, from the same period in the previous fiscal year to 207.7 billion yen. Advertising and promotional expenses, including launching new products and nurturing existing products, increased by 2.6 billion yen to 44.7 billion yen. Also, reflecting the Company's focus on research and development activities to launch creative, value-added products, R&D expenses increased by 0.5 billion yen from the previous interim period to 19.8 billion yen, equivalent to 4.2% of net sales.

Operating income rose by 3.1% or 1.8 billion yen from the same period in the previous fiscal year to 62.4 billion yen.

In non-operating income and expenses, net non-operating income of 1.4 billion yen in the same period of the previous fiscal year increased to 2.1 billion yen, principally due to an increase of 0.9 billion yen in equity in earnings of nonconsolidated subsidiaries and affiliates.

Extraordinary gain and loss totaled a net loss of 1.0 billion yen, compared with a net loss of 2.4 billion yen in the same period of the previous fiscal year. The principal factor was a loss of 2.3 billion yen on valuation of land in the previous interim period.

As a result, ordinary income rose by 2.6 billion yen from the same period in the previous fiscal year to 64.6 billion yen, and income before income taxes and minority interests rose by 4.0 billion yen from the same period in the previous fiscal year to 63.6 billion yen.

Income taxes decreased from 26.5 billion yen in the same period of the previous fiscal year to 25.4 billion yen. Due to the change in the standard enterprise tax in Japan and improved results at certain loss-making subsidiaries overseas, the effective tax rate after application of tax-effect accounting decreased from 44.5% in the previous fiscal year to 40.0%.

As a result, net income was 37.7 billion yen, an increase of 5.8 billion yen over the same period in the previous fiscal year. Net income per share was 68.51 yen.

Because the Company achieved its expected profit, it will pay its planned interim cash dividend of 19 yen per share, an increase of 3 yen per share.

EVA increased steadily, as profit rose while the Company controlled increases in capital charges.

(2) Summary of Results by Business Segment

Consumer Products Business

Net sales of consumer products were 346.5 billion yen, a 4.3% increase over the same period in the previous year (a 5.7% increase excluding the effect of currency translation). Sales in Japan increased 6.6% over the previous interim period. Overseas sales decreased slightly due to the effect of currency translation but increased absent this factor. Operating income decreased in Asia and North America, although it increased in Japan and Europe, resulting in a total increase of 0.7 billion yen from the previous interim period to 47.7 billion yen.

- Japan

In the market as a whole, the trend of declining prices strengthened, and average market prices were 4% lower than in the first half of the previous fiscal year. In these circumstances, Kao concentrated on further strengthening core brands and launched new products to expand market share. Kao also swiftly and aggressively carried out integrated marketing and sales activities for each chain and area, and worked to stimulate the market. Although factors such as declining selling prices, increased marketing expenses and rising raw materials cost placed pressure on profits, the Company worked to increase sales volume, reduce costs and deploy expenditures more efficiently, resulting in a modest increase in profits.

Sales Composition of Consumer Products

			Billions of yen
Six months ended September 30	**2004**	2003	% change
Personal Care	**91.6**	84.7	8.0
Fabric and Home Care	**118.4**	122.4	(3.2)
Feminine Care, Baby Care and Others	**60.6**	46.8	29.5
Total	**270.7**	254.0	6.6

In the market for personal care products, sales volume showed little growth, leading to a further increase in competition and decline in sales prices.

In the shampoo and conditioner category, *Asience*, which was launched in autumn 2003, continued to perform well, while *Merit* and *Essential Damage Care*, which were improved in April and September 2004, respectively, to respond to diversifying consumer needs, gained support from consumers, resulting in growth in sales. Sales of *Bioré U* body cleanser have expanded steadily since an improved version was introduced last year, and the launch of a new hand soap in spring 2004 also contributed to sales growth.

As a result, sales of personal care products increased 8.0% compared with the same period in the previous fiscal year.

Principal new products:
Bioré U Foam hand soap
Bub Cool lime scent bath additives

The fabric and home care products market is mature and gradually contracting in the deflationary environment, while market competition continued to intensify.

Under these conditions, Kao worked to strengthen core brands. In the laundry detergent category, Kao introduced *New Beads Wash & Care* laundry detergent, which removes tough dirt while reducing fabric wear during washing. However, a decline in selling prices due to competition and the contraction of the gift market resulted in a decrease in sales. Sales of fabric softeners also declined due to the effects of competition and falling prices. However, in the dishwashing detergent segment, Kao launched *Family Kyukyutto*, which leaves a "squeaky clean" finish immediately upon rinsing. This product was well received by consumers, and sales were solid.

As a result of the above, sales of fabric and home care products decreased 3.2% compared with the same period in the previous year.

Principal new products:
New Beads Wash & Care laundry detergent
Family Kyukyutto dishwashing detergent

In the area of feminine care, baby care and other products, Kao enhanced basic product performance in the disposable baby diaper category and continued working to raise brand value with product improvements. Although the trend toward lower market prices continued, sales were substantially higher than in the interim period of the previous year. Sales of *Laurier* sanitary napkins decreased due to the effect of lower prices. However, sales of *Relief* incontinence products increased.

In the health care (functional food) category, Kao responded to increasing health consciousness among consumers with efforts to further develop and strengthen its products. Sales of the *Econa Healthy* cooking oil series, which maintains a high share of the market for healthy cooking oil, continued to grow strongly, both for personal use and for gifts. *Healthya Green Tea,* a tea drink launched in May 2003, continued to receive solid support from consumers concerned about body fat, and an expansion of retail distribution channels in some areas contributed significantly to the increase in sales.

As a result, sales of feminine care, baby care and other products increased 29.5% compared with the same period of the previous year.

Principal new products:
Freeday deodorant liners
Econa Dressing – for salad & seafood

- Asia

In Asian markets, competition has been intensifying and sales are becoming increasingly concentrated at large chain stores. In these conditions, Kao has focused its management resources on core brands. Particularly in China, Kao has implemented restructuring centered on sales in order to succeed in a highly competitive environment and will conduct aggressive marketing activities based on a thorough understanding of local markets and consumers. *Feather* and *Sifoné* hair care products,

Magiclean home care products, *Laurier* feminine care products and *Merries* baby care products struggled in a highly competitive market, but *Bioré* skin care products and *Attack* fabric and home care products performed well.

Sales in the ASEAN region were flat, but due to restructuring of the sales network and the effects of a highly competitive market environment in greater China, total sales in Asia declined by 12.4% from the previous interim period.

- North America and Europe

Challenging conditions also continued in the markets of North America and Europe as the Company made a full-fledged expansion of its personal care business in these regions. New products contributed to sales growth in the interim period. At Kao Brands Company (formerly The Andrew Jergens Company) in the U.S., the *Brilliant Brunette* line, which incorporates Kao's hair beautification technology, was launched under the *John Frieda* premium hair care brand, and performed well. At KPSS-Kao Professional Salon Services GmbH, sales of the new professional hair care brand *Color Glow* grew steadily. As a result, sales in North America and Europe during the interim period increased by 4.0% from the same period in the previous fiscal year.

Prestige Cosmetics Business

In the cosmetics market in Japan, low-priced products expanded, while sales of prestige cosmetics were stagnant, resulting in contraction of the cosmetics market as a whole. Under these conditions, Kao strengthened existing brands and developed new areas. *Very Very* and *UV Cut Milk* basic care products in the *Sofina* brand and *Grace Sofina* foundation cosmetics were improved. The *est* brand, which is sold exclusively at department stores, maintained healthy sales growth as Kao continued to implement vigorous marketing and sales efforts. Overseas, Kao commenced business operations in Shanghai. As a result, sales of prestige cosmetics increased to 39.3 billion yen, or 2.6%, over the same period in the previous year. Operating income increased by 0.2 billion yen over the previous interim period.

Principal new products:
Very Very pore control powder
Grace Sofina foundation UV
AUBE loose & accent eyes makeup

Chemical Products Business

In Japan, the market continued on a recovery path, and although the manufacturing sector in general showed signs of a rebound, it lacked strength. In addition, factors such as the sharp rise in crude oil prices exacerbated uncertainties about the prospects for the U.S. economy, which has been the growth engine of the global economy. In this environment, Kao worked to expand its business in the core fields of fatty alcohols, surfactants and specialty chemicals. In Japan, the economic upturn fueled a general improvement in market conditions, and sales of newly developed products grew steadily. In overseas markets, sales of specialty chemicals expanded, including high-performance concrete additives that Kao began producing in Germany in 2004, and specialty chemicals such as toner and toner binder products for copiers and printers in North America and Europe. As a result, sales totaled 96.5 billion yen, a growth rate of 7.4%. Operating income increased due to growth in sales volume, cost reductions, and correction of selling prices in some sectors, which offset sharp increases in the cost of natural fats and oils and petrochemical raw materials, resulting in an overall increase of 0.8 billion yen from the previous interim period to 10.2 billion yen.

- Japan

Positive conditions, which were limited to certain industries in the previous year, expanded to general manufacturing industries in the form of higher corporate earnings. However, negative signs appeared in capital investment by the manufacturing industry, which had been driving the economic recovery, with concerns about a possible slowdown caused by a sharp rise in crude oil prices, and a mood of uncertainty was in the air.

Under these conditions, Kao made further efforts to expand sales of products with unique features and newly developed products. In businesses related to chemical products, sales of plastics additives that meet customers' export needs continued to expand steadily, while sales of de-inking and bulking agents to paper manufacturers also increased. Sales of cleaners for semiconductors and other electronic components expanded strongly. In the information materials business, sales of color toner for color printers expanded significantly. Sales of a pigment auxiliary for color inkjet printer ink were favorable, reflecting high regard for the product's features. However, sales and exports of slurries for use in polishing hard disks declined due to inventory adjustments. As a result, overall sales increased by 7.7% compared with the same period in the previous year.

- Asia

Sales of fatty alcohols produced in Malaysia and the Philippines increased strongly despite a sharp rise in the cost of natural fats and oils, as Kao worked on a global basis to promote sales. Sales of surfactants also grew solidly in the ASEAN region, particularly in Thailand. However, sales of high-performance concrete additives decreased in China, where government policies to slow down inflation curtailed capital investment. As a result of these factors, sales in Asia increased by 8.9% over the same period in the previous year.

- North America and Europe

Sales increased in the business of toners and toner binder products for copiers and printers, as Kao fortified its global business infrastructure in Japan, North America and Europe. In Germany, a production facility for high-performance concrete additives went into operation, and sales increased. In the aroma chemicals business, in which several Kao products hold the top global market share, sales expanded steadily. The aroma chemicals and fragrance compound business acquired from a German chemical manufacturer in 2003 also contributed to the sales increase in this segment. As a result, overall sales increased by 10.5% over the same period in the previous year.

The translation rates used to calculate income and expenses for consolidated subsidiaries and other companies outside Japan for the interim period were one U.S. dollar to 108.38 yen, one euro to 132.40 yen, and one New Taiwan dollar to 3.25 yen.

2. Forecast for the Fiscal Year Ending March 31, 2005

(1) Forecast of Results for the Fiscal Year

In the Japanese economy, corporate profits are expected to maintain a firm footing for growth, as capital investment, including information technology-related investment, is expanding to non-manufacturing industries, and the economy remains on a growth trajectory. However, in employment and consumer spending, although the recovery trend continues, it is losing momentum, and consumer prices continue to fall. Consequently, overall demand in Kao's industry is expected to show no growth in terms of volume, and to continue trending downward in terms of value. In addition, great uncertainty will continue to persist in the U.S. economy, despite a trend toward a rebound in consumer spending.

Under these conditions, in the consumer products business, Kao will strengthen its product development capabilities, the starting point of manufacturing, and will focus its management resources on aggressive marketing and sales promotion activities to further strengthen core brands. Through these measures, Kao will work to stimulate the sluggish domestic market and expand sales. In Asia, a growth market, Kao will energize the market by introducing new and improved products in its core brands. In the huge, high-potential Chinese market, the Company will carry out business restructuring centered on its sales network to support long-term growth. In the consumer products business in North America and Europe, The Andrew Jergens Company changed its name to Kao Brands Company, and will focus on developing *John Frieda* and other premium brands. In the prestige cosmetics business, to respond to changes in sales channels, Kao will work to reinforce its business foundation and further raise brand value through measures such as introducing distinctive new products. In the chemical products market, Kao will focus on expanding sales of products with unique features and newly developed products in Japan. Overseas, the Company forecasts an increase in sales over the previous fiscal year, owing to higher sales of fatty alcohols and specialty chemicals including toners and toner binder products for copiers and printers, as well as contributions from aroma chemicals and other specialty chemicals.

As a result of the above, Kao's forecast for the full fiscal year remains unchanged from its projection announced in April 2004. Net sales for the fiscal year are forecast to increase 3.6%, or 32.3 billion yen, to 935.0 billion yen, and operating income is expected to rise 2.8% to 123.0 billion yen. Ordinary income is expected to rise 1.9% to 125.0 billion yen, and net income is forecast to increase 10.2% to 72.0 billion yen. The Company anticipates an increase in marketing expenses and a rise in the cost of raw materials. Therefore, the Company will make efforts to secure profit by implementing further cost-cutting measures not only in Japan, but also overseas.

Assuming achievement of the projected profit figures, the Company expects to pay a year-end dividend of 19 yen per share. Combined with the interim dividend, this will bring total dividends for the year to 38 yen per share, an increase of 6 yen over the previous fiscal year.

Kao will work to increase profits and improve capital efficiency to meet market expectations and achieve continuous improvement in EVA.

(2) Underlying Assumptions of the Forecast for the Fiscal Year Ending March 31, 2005

The above forecast was made assuming translation rates of one U.S. dollar to 110.0 yen, one euro to 133.0 yen, and one New Taiwan dollar to 3.2 yen.

3. Financial Condition

(1) Summarized Financial Condition (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
	September 2004	March 2004	Incr./(Dcr.)	**September 2004**
Total assets	**712.9**	723.8	(10.9)	**6,419.8**
Total shareholders' equity	**450.0**	427.7	22.2	**4052.4**
Shareholders' equity/total assets	**63.1%**	59.1%		
Shareholders' equity per share (yen)	**812.63**	782.14	30.49	**7.32**

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
Six months ended September 30	**2004**	2003	Incr./(Dcr.)	**2004**
Net cash provided by operating activities	**59.1**	52.0	7.1	**532.5**
Net cash used in investing activities	**(31.0)**	(13.5)	(17.5)	**(279.4)**
Net cash used in financing activities	**(48.4)**	(41.9)	(6.5)	**(436.7**
Translation adjustments	**0.8**	(0.5)	1.3	**7.6**
Net increase (decrease)	**(21.2)**	(2.8)	18.3	**(191.2)**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**-**	2.6	(2.6)	**-**
Cash and cash equivalents, end of term	**85.9**	75.4	10.4	**773.6**
Total debt	**29.1**	53.8	(24.7)	**262.1**

Total assets decreased 10.9 billion yen compared with the previous fiscal year-end to 712.9 billion yen.

Cash and cash equivalents decreased by 18.9 billion yen, primarily to pay for taxes, dividends and repurchase of Company stock. Total inventory increased by 7.1 billion yen, mainly due to a provisional inventory increase for new and improved products. The total of property, plant and equipment and intangible assets increased by 4.7 billion yen. Factors included capital expenditures for expansion of production capacity and streamlining in Japan and overseas. Intangible fixed assets decreased by 4.5 billion yen due to amortization of trademarks and goodwill.

Total debt decreased 18.7 billion yen compared with the previous fiscal year-end to 255.2 billion yen. The main factor was a 22.5 billion yen decrease due to conversion of convertible bonds. Also, liability for employee retirement benefits decreased by 6.3 billion yen, due to an increase in cash contribution to the employees' pension fund. Notes and accounts payable increased 6.0 billion yen, while higher demand for operating capital at overseas subsidiaries led to a 2.0 billion yen increase in short-term debt.

Minority interests decreased by 14.4 billion yen compared with the previous fiscal year-end to 7.6 billion yen, as Kao Hanbai Company, Ltd. was made a wholly owned subsidiary through a share exchange in July.

Shareholders' equity increased 22.2 billion yen compared with the previous fiscal year-end to 450.0 billion yen. Main factors increasing shareholders' equity were conversion of convertible bonds in the amount of 22.5 billion yen, a 13.6 billion yen increase in equity in connection with making Kao Hanbai Company, Ltd. a wholly owned subsidiary and net income of 37.7 billion yen. Main factors decreasing shareholders' equity included payment of cash dividends totaling 8.7 billion yen and 41.0 billion yen used for repurchase of shares. As a result, the shareholders' equity ratio increased from 59.1% at the previous fiscal year-end to 63.1%. Also, Kao used 63.7 billion yen of retained earnings to retire 25 million shares of the Company's treasury stock during the interim period.

Net cash provided by operating activities increased 7.1 billion yen compared with the same period of the previous fiscal year to 59.1 billion yen. The change was mainly due to a decrease in income taxes paid. During the interim period, income before income taxes and minority interests was 63.6 billion yen and depreciation and amortization was 27.2 billion yen. Conversely, income taxes paid totaled 19.9 billion yen. Other factors decreasing cash included a 7.4 billion yen increase in inventories compared with the same period of the previous fiscal year and a 6.2 billion yen decrease in liability for employee retirement benefits due to a cash contribution to the corporate pension fund.

Net cash used in investing activities increased 17.5 billion yen compared with the same period of the previous fiscal year to 31.0 billion yen. This increase was mainly the result of investment in production facilities for new products in Japan and overseas, research and development facilities, and the installation of a new information system.

Net cash used in financing activities increased 6.5 billion yen to 48.4 billion yen. This was mainly due to an increase in purchase of treasury stock. The Company continued to purchase its own stock in the amount of 41.0 billion yen during the interim period, and paid cash dividends totaling 10.0 billion yen.

As a result of these activities, the balance of cash and cash equivalents at the end of the fiscal year was 85.9 billion yen, a decrease of 21.2 billion yen from the end of the previous fiscal year.

(2) Forecast for the Fiscal Year Ending March 31, 2005

In net cash provided by operating activities, income before income taxes and minority interests is expected to increase slightly despite a severe operating environment. Depreciation and amortization is projected to be 56.0 billion yen.

In net cash used in investing activities, capital investment in Japan and overseas is projected to increase slightly compared with the previous fiscal year due to plans to increase production capacity and promote streamlining.

In net cash used in financing activities, a proposal to purchase the Company's stock, up to a maximum of 20 million shares and 50.0 billion yen in value, was approved at the General Meeting of Shareholders held on June 29, 2004. The purpose of the repurchase is to improve capital efficiency, increase returns to shareholders and allow the execution of timely and flexible capital policy measures. At the end of the interim period, the Company had repurchased 5.6 million shares at a cost of 15.0 billion yen. The Company plans to continue repurchasing its own shares in a flexible manner, taking into account business investment projects and other factors. In addition, Kao plans to increase the interim cash dividend by 3 yen per share compared with the previous year-end dividend. Interest-bearing debt is projected to be approximately 29.0 billion yen at the end of the fiscal year.

As a result of the above, the balance of cash and cash equivalents at the end of the fiscal year is forecast to decrease from the previous fiscal year-end to approximately 90.0 billion yen.

(3) Cash Flow Indices

	Six months ended September 30, 2004	Year ended March31 2004	2003	2002	2001
Shareholders' equity/Total assets (%)	**63.1**	59.1	57.9	59.5	59.1
Market capitalization/Total assets (%)	**189.1**	179.8	186.0	186.0	245.6
Interest-bearing debt/Operating cash flow (years)	-	0.5	0.4	0.5	0.6
Operating cash flow/Interest paid (times)	**128.5**	91.3	85.8	72.2	54.7

Notes:
1. All indices are computed based on consolidated data.
2. Market capitalization equals the stock price at the end of the period multiplied by the number of shares outstanding at the end of the period (excluding treasury stock).
3. Operating cash flow is stated in the consolidated statements of cash flows. Interest-bearing debt is all debt included in the consolidated balance sheets on which interest is paid.
4. Interest bearing debt/Operating cash flow is not calculated for the interim period.

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

Consolidated Balance Sheets

Millions of yen

	(A) 1H/FY2004 Sep 30, 2004	Composition %	(B) FY2003 Mar 31, 2004	Composition %	1H/FY2003 Sep 30, 2003	Composition %
Assets						
Current assets	**299,100**	**42.0**	**307,254**	**42.4**	**274,356**	**38.7**
Cash and time deposits	53,457		72,422		58,570	
Notes and accounts receivable - trade	101,833		97,359		98,708	
Short-term investments	38,563		36,839		17,096	
Inventories	79,022		71,891		72,953	
Deferred income taxes	13,281		14,038		13,903	
Other	14,753		17,069		15,784	
Allowance for doubtful receivables	(1,811)		(2,366)		(2,660)	
Fixed assets	**413,739**	**58.0**	**416,537**	**57.6**	**434,083**	**61.3**
Tangible assets	**264,676**	**37.1**	**259,918**	**35.9**	**271,385**	**38.3**
Buildings and structures	91,731		92,061		93,416	
Machinery, equipment and vehicles	82,369		83,469		90,065	
Tools, furniture and fixtures	8,670		8,440		8,575	
Land	63,564		64,177		65,756	
Construction in progress	18,340		11,770		13,571	
Intangible assets	**93,827**	**13.2**	**98,372**	**13.6**	**103,017**	**14.6**
Goodwill	29,045		31,035		35,450	
Trademarks	47,900		51,516		55,136	
Other	16,881		15,821		12,429	
Investments and other assets	**55,235**	**7.7**	**58,246**	**8.1**	**59,681**	**8.4**
Investment securities	22,880		23,523		21,892	
Long-term loans	627		715		991	
Deferred income taxes	18,212		19,976		23,648	
Other	13,724		14,349		13,533	
Allowance for doubtful receivables	(210)		(318)		(385)	
Deferred assets	**79**	**0.0**	**98**	**0.0**	**133**	**0.0**
Total assets	**712,918**	**100.0**	**723,891**	**100.0**	**708,574**	**100.0**

	(A) 1H/FY2004 Sep 30, 2004	Composition %	(B) FY2003 Mar 31, 2004	Composition %	1H/FY2003 Sep 30, 2003	Composition %
Liabilities						
Current liabilities	**219,244**	**30.8**	**209,849**	**29.0**	**204,898**	**28.9**
Notes and accounts payable - trade	74,460		68,400		65,700	
Short-term debt	19,720		17,625		17,945	
Current portion of long-term debt	85		214		286	
Accounts payable - other	21,725		21,804		19,063	
Accrued expenses	65,382		64,551		59,783	
Accrued income taxes	21,262		19,543		22,320	
Other	16,607		17,710		19,798	
Long-term liabilities	**35,962**	**5.0**	**64,095**	**8.8**	**72,177**	**10.2**
Convertible bonds	7,874		30,468		34,790	
Long-term debt	1,423		1,343		805	
Liability for employee retirement benefits	16,857		23,157		28,063	
Liability for director and corporate auditor retirement benefits	180		203		203	
Deferred income tax	1,915		1,330		564	
Other	7,712		7,592		7,750	
Net increase (decrease) in cash and cash equivalents	**255,207**	**35.8**	**273,945**	**37.8**	**277,075**	**39.1**
Minority interests	**7,692**	**1.1**	**22,189**	**3.1**	**22,715**	**3.2**
Common stock	85,424	12.0	85,424	11.8	85,424	12.1
Capital surplus	109,561	15.3	108,888	15.0	108,888	15.4
Retained earnings	344,310	48.3	399,889	55.2	379,148	53.5
Unrealized gain on available-for-sale securities	3,438	0.5	4,318	0.6	3,026	0.4
Foreign currency translation adjustments	(39,091)	(5.5)	(37,941)	(5.2)	(26,702)	(3.8)
Treasury stock, at cost	(53,624)	(7.5)	(132,822)	(18.3)	(141,002)	(19.9)
Shareholders' equity	**450,018**	**63.1**	**427,756**	**59.1**	**408,783**	**57.7**
Total liabilities, minority interests & shareholders' equity	**712,918**	**100.0**	**723,891**	**100.0**	**708,574**	**100.0**

Consolidated Statements of Income

Millions of yen

	(A) 1H/FY2004 Apr - Sep 2004	% to net sales	(B) 1H/FY2003 Apr - Sep 2003	% to net sales	FY2003 Apr '03 - Mar '04	% to net sales
Net sales	**469,039**	**100.0**	**446,989**	**100.0**	**902,627**	**100.0**
Cost of sales	198,854	42.4	187,384	41.9	377,776	41.8
Gross profit	**270,185**	**57.6**	**259,605**	**58.1**	**524,850**	**58.2**
Selling, general and administrative expenses	207,721	44.3	199,025	44.5	405,145	44.9
Operating income	**62,464**	**13.3**	**60,579**	**13.6**	**119,705**	**13.3**
Non-operating income	2,960	0.7	2,463	0.5	4,886	0.5
Interest income	335		519		944	
Dividend income	102		110		180	
Equity in earnings of nonconsolidated subsidiaries and affiliates	1,018		76		494	
Foreign currency exchange gain	47		255		319	
Other	1,456		1,502		2,946	
Non-operating expenses	803	0.2	1,050	0.2	1,940	0.2
Interest expense	475		678		1,234	
Other	328		372		705	
Ordinary income	**64,620**	**13.8**	**61,993**	**13.9**	**122,651**	**13.6**
Extraordinary profit	**664**	**0.1**	**1,518**	**0.3**	**2,554**	**0.3**
Gain on sale of fixed assets	205		713		1,502	
Gain on sale of investment securities	308		659		803	
Other	150		145		248	
Extraordinary loss	**1,677**	**0.3**	**3,929**	**0.9**	**8,063**	**0.9**
Loss on sales or disposal of fixed assets	1,339		1,336		2,977	
Loss on impairments of land	-		2,349		2,721	
Other	337		244		2,364	
Income before income taxes and minority interests	**63,607**	**13.6**	**59,581**	**13.3**	**117,142**	**13.0**
Income taxes - current	21,705	4.6	22,544	5.0	44,203	4.9
Income taxes - deferred	3,708	0.8	3,995	0.9	6,209	0.7
Minority interests in earnings of consolidated subsidiaries	433	0.1	1,096	0.2	1,369	0.2
Net income	**37,761**	**8.1**	**31,944**	**7.2**	**65,358**	**7.2**

Notes:

1 *Due to the adoption of new accounting standards for the impairment of fixed assets in Japan from the interim period ended September 30, 2004, income before income taxes and minority interests decreased by 102 million yen.*

2 *Due to the change in the standard enterprise tax in Japan, 529 million yen allocated by added value and capital was reported under selling, general and administrative expenses.*

Consolidated Statements of Shareholders' Equity

Millions of yen

	1H/FY2004 Apr - Sep 2004	1H/FY2003 Apr - Sep 2003	FY2003 Apr '03 - Mar '04
Capital surplus			
Balance at beginning of period	108,888	108,888	108,888
Increase in capital surplus	672	-	-
Share-for-share exchange	672	-	-
Balance at end of period	109,561	108,888	108,888
Retained earnings			
Retained earnings at the beginning of period	399,889	355,805	355,805
Increase in retained earnings	37,761	31,944	65,358
Net Income	37,761	31,944	65,358
Decrease in retained earnings	93,340	8,601	21,274
Cash dividends paid	8,747	8,398	17,095
Bonuses paid to directors and corporate auditors	122	137	145
Retirement of treasury stock	63,750	-	-
Loss on disposal of treasury stock	20,719	58	4,027
Decrease by newly consolidated companies and affiliates accounted for the equity method	-	7	7
Balance at end of period	344,310	379,148	399,889

Consolidated Statements of Cash Flows

Millions of yen

	1H/FY2004 Apr - Sep 2004	1H/FY2003 Apr - Sep 2003	FY2003 Apr '03 - Mar '04
Operating activities:			
Income before income taxes and minority interests	63,607	59,581	117,142
Adjustments for:			
Depreciation and amortization	27,239	27,373	58,165
Loss on sales or disposals of property, plant and equipment, net	1,133	623	1,474
Loss on impairments of land	-	2,349	2,721
Interest and dividend income	(437)	(629)	(1,125)
Interest expense	475	678	1,234
Unrealized foreign currency exchange loss	236	(112)	(408)
Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates	(1,018)	(76)	(494)
Change in trade receivables	(4,310)	(1,663)	(4,404)
Change in inventories	(7,468)	(66)	(1,368)
Change in trade payables	5,742	3,827	8,894
Change in liability for retirement benefits	(6,265)	(3,608)	(8,301)
Other, net	(7)	(7,641)	(3,100)
Sub-total	78,928	80,635	170,431
Interest and cash dividends received	630	1,262	2,288
Interest paid	(460)	(690)	(1,291)
Income taxes paid	(19,967)	(29,195)	(53,500)
Net cash provided by operating activities	**59,130**	**52,011**	**117,928**
Investing activities:			
Purchase of marketable securities and investment securities	(5,999)	-	(3,000)
Proceeds from the redemption of marketable securities	3,057	8,296	8,330
Purchase of property, plant and equipment	(26,669)	(19,965)	(39,583)
Proceeds from sales of property, plant and equipment	546	2,238	4,574
Increase in intangible assets	(2,812)	(5,511)	(8,903)
Purchase of investment securities	(13)	(13)	(25)
Redemption and sales of investment securities	496	3,231	3,478
Payments for acquisition of business	-	(1,584)	(1,584)
Payments for long-term loans	(600)	(454)	(1,015)
Other, net	964	234	379
Net cash used in investing activities	**(31,030)**	**(13,527)**	**(37,348)**
Financing activities:			
Change in short-term debt	2,249	3,974	4,517
Proceeds form long-term loans	-	-	706
Repayments of long-term loans	(32)	(43)	(235)
Proceeds from capital contribution from minority shareholders	162	357	694
Purchase of treasury stock	(41,089)	(36,993)	(37,197)
Payments of cash dividends	(8,739)	(8,401)	(17,091)
Payments of cash dividends to minority shareholders	(1,332)	(1,148)	(1,146)
Other, net	285	345	429
Net cash used in financing activities	**(48,496)**	**(41,910)**	**(49,323)**
Transition adjustments on cash and cash equivalents	**(848)**	**537**	**(2,484)**
Net increase (decrease) in cash and cash equivalents	**(21,243)**	**(2,888)**	**28,771**
Cash and cash equivalents, beginning of year	**107,151**	**75,684**	**75,684**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**-**	**2,695**	**2,695**
Cash and cash equivalents, end of year	**85,907**	**75,491**	**107,151**

Segment Information by Business

Millions of yen

1H/FY2004
Apr - Sep 2004

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	346,586	39,339	83,113	469,039	-	469,039
Intersegment sales	-	-	13,478	13,478	(13,478)	-
Total	**346,586**	**39,339**	**96,591**	**482,518**	**(13,478)**	**469,039**
Operating expense	**298,828**	**34,991**	**86,332**	**420,152**	**(13,577)**	**406,575**
Operating income	**47,758**	**4,348**	**10,259**	**62,365**	**98**	**62,464**
% to sales	13.8	11.1	10.6	12.9	-	13.3
Assets	**449,966**	**28,397**	**157,197**	**635,561**	**77,357**	**712,918**
Depreciation and amortization	**20,958**	**1,239**	**5,199**	**27,397**	**(158)**	**27,239**
Capital expenditure	**20,389**	**1,682**	**7,531**	**29,603**	**-**	**29,603**

1H/FY2003
Apr - Sep 2003

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	332,257	38,349	76,381	446,989	-	446,989
Intersegment sales	-	-	13,556	13,556	(13,556)	-
Total	**332,257**	**38,349**	**89,937**	**460,545**	**(13,556)**	**446,989**
Operating expenses	**285,296**	**34,276**	**80,505**	**400,079**	**(13,669)**	**386,409**
Operating income	**46,961**	**4,073**	**9,432**	**60,466**	**113**	**60,579**
% to sales	14.1	10.6	10.5	13.1	-	13.6
Assets	**471,201**	**26,716**	**154,964**	**652,883**	**55,690**	**708,574**
Depreciation and amortization	**21,444**	**1,118**	**5,033**	**27,596**	**(222)**	**27,373**
Capital expenditure	**15,910**	**1,683**	**8,139**	**25,733**	**-**	**25,733**

FY2003
Apr '03 - Mar '04

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	670,437	77,648	154,541	902,627	-	902,627
Intersegment sales	-	-	27,079	27,079	(27,079)	-
Total	**670,437**	**77,648**	**181,620**	**929,707**	**(27,079)**	**902,627**
Operating expenses	**578,242**	**70,222**	**161,679**	**810,144**	**(27,222)**	**782,922**
Operating income	**92,195**	**7,425**	**19,940**	**119,562**	**142**	**119,705**
% to sales	13.8	9.6	11.0	12.9	-	13.3
Assets	**450,971**	**27,375**	**153,974**	**632,321**	**91,569**	**723,891**
Depreciation and amortization	**44,800**	**2,519**	**11,264**	**58,584**	**(418)**	**58,165**
Capital expenditure	**33,594**	**3,420**	**14,807**	**51,822**	**-**	**51,822**

Net increase (decrease) in cash and cash equivalents

Segment Information by Geography

Millions of yen

1H/FY2004
Apr - Sep 2004

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	347,879	39,156	40,161	41,842	469,039	-	469,039
Intersegment sales	5,096	11,159	796	4,382	21,433	(21,433)	-
Total	**352,975**	**50,315**	**40,957**	**46,225**	**490,473**	**(21,433)**	**469,039**
Operating expenses	**297,046**	**48,787**	**38,253**	**43,915**	**428,003**	**(21,428)**	**406,575**
Operating income	**55,929**	**1,527**	**2,703**	**2,309**	**62,469**	**(5)**	**62,464**
% to sales	15.8	3.0	6.6	5.0	12.7	-	13.3
Assets	**428,139**	**87,798**	**61,670**	**80,305**	**657,914**	**55,004**	**712,918**

1H/FY2003
Apr - Sep 2003

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	326,813	42,940	39,882	37,351	446,989	-	446,989
Intersegment sales	4,903	9,152	418	4,137	18,611	(18,611)	-
Total	**331,717**	**52,092**	**40,301**	**41,489**	**465,600**	**(18,611)**	**446,989**
	277,363	**49,829**	**37,192**	**40,483**	**404,868**	**(18,459)**	**386,409**
	54,354	**2,262**	**3,108**	**1,005**	**60,731**	**(151)**	**60,579**
% to sales	16.4	4.3	7.7	2.4	13.0	-	13.6
Assets	**441,096**	**88,055**	**66,641**	**80,294**	**676,088**	**32,485**	**708,574**

FY2003
Apr '03 - Mar '04

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	664,207	83,427	78,877	76,114	902,627	-	902,627
Intersegment sales	9,449	18,023	1,028	8,785	37,286	(37,286)	-
Total	**673,656**	**101,451**	**79,906**	**84,899**	**939,914**	**(37,286)**	**902,627**
Operating expenses	**568,838**	**96,089**	**73,175**	**82,171**	**820,274**	**(37,352)**	**782,922**
Operating income	**104,818**	**5,362**	**6,731**	**2,727**	**119,640**	**65**	**119,705**
% to sales	15.6	5.3	8.4	3.2	12.7	-	13.3
Assets	**432,174**	**80,606**	**61,521**	**77,042**	**651,344**	**72,546**	**723,891**

Sales to Foreign Customers

Millions of yen

1H/FY2004
Apr - Sep 2004

	Asia/Oceania	North America	Europe	Total
Total Overseas Sales	42,796	39,869	41,175	123,840
Consolidated Net Sales				469,039
Percentage of Overseas Sales to Consolidated Net Sales	9.1%	8.5%	8.8%	26.4%

1H/FY2003
Apr - Sep 2003

	Asia/Oceania	North America	Europe	Total
Total Overseas Sales	45,904	39,197	37,416	122,518
Consolidated Net Sales				446,989
Percentage of Overseas Sales to Consolidated Net Sales	10.3%	8.8%	8.4%	27.4%

	Asia/Oceania	North America	Europe	Total
Total Overseas Sales	89,964	78,225	74,861	243,051
Consolidated Net Sales				902,627
Percentage of Overseas Sales to Consolidated Net Sales	10.0%	8.7%	8.3%	26.9%

Sales Composition

Millions of yen

	1H/FY2004 Apr - Sep 2004	1H/FY2003 Apr - Sep 2003	Growth %	FY2003 Apr '03 - Mar '04
Consumer Products				
Personal Care	91,602	84,786	8.0	171,574
Fabric and Home Care	118,488	122,438	(3.2)	241,021
Feminine Care, Baby Care and Others	60,641	46,811	29.5	101,509
Total Japan	270,731	254,036	6.6	514,105
Asia and Oceania	26,851	30,669	(12.4)	59,956
North America and Europe	52,318	50,316	4.0	102,025
Eliminations	(3,314)	(2,763)	19.9	(5,649)
Total	**346,586**	**332,257**	**4.3**	**670,437**
Prestige Cosmetics	**39,339**	**38,349**	**2.6**	**77,648**
Chemical Products				
Japan	54,613	50,730	7.7	104,886
Asia	23,601	21,680	8.9	41,846
North America and Europe	31,827	28,814	10.5	56,810
Eliminations	(13,449)	(11,286)	19.2	(21,922)
Total	**96,591**	**89,937**	**7.4**	**181,620**
	482,518	**460,545**	**4.8**	**929,707**
	(13,478)	(13,556)	(0.6)	(27,079)
Consolidated Net Sales	**469,039**	**446,989**	**4.9**	**902,627**